UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No. 333-146758

(Check One) ☐ Form 10-K       ☐ Form 20-F     ☐ Form 11-K    ☒ Form 10-Q      ☐ Form 10-D     ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: February 28, 2026

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CANNABIS BIOSCIENCE INTERNATIONAL HOLDINGS, INC.

Full Name of Registrant

6201 Bonhomme Road, Suite 434N

Address of Principal Executive Office (Street and Number)

Houston, TX 77036

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The financial information to be contained in the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 28, 2025, cannot be analyzed and completed on a timely basis.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Dante Picazo	214	733-0868
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes No ☐

Loss from operations for the three months ended February 28, 2026, is estimated to be approximately $82,000, compared with loss from operations of $129,234 for the three months ended February 29, 2025. Revenues and gross profit for the three months ended February 28, 2026, are estimated to be approximately $11,000 and $8,000, respectively, compared with $14,931 and $(4,465), respectively, for the three months ended February 28, 2025. Total operating expenses for the three months ended February 28, 2026, are estimated to be approximately $90,000, compared with $124,769 for the three months ended February 28, 2025. Operating expenses were affected principally by decreases of approximately $18,000 general and administrative and $8,000 in contract labor, offset by increases of approximately $3,000 in professional fees and $2,000 in rent and lease.

Loss from operations for the nine months ended February 28, 2026, is estimated to be approximately $252,000, compared with loss from operations of $286,465 for the nine months ended February 29, 2025. Revenues and gross profit for the nine months ended February 28, 2026, are estimated to be approximately $89,000 and $67,000, respectively, compared with $268,066 and $232,505, respectively, for the nine months ended February 29, 2026. Total operating expenses for the nine months ended February 28, 2026, are estimated to be approximately $319,000, compared with $518,970 for the nine months ended February 28, 2025. Operating expenses were affected principally by decreases of approximately $65,000 in general and administrative, $29,000 in contract labor, $80,000 in professional fees and $24,000 in rent and lease. $21,000, offset by an increase of $6,000 in officer compensation.

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CANNABIS BIOSCIENCE INTERNATIONAL HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2026	By:	/s/ Dante Picazo Chief Executive Officer (principal executive officer and principal accounting officer)

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